SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

nStor Technologies, Inc.

(Name of subject company)

nStor Technologies, Inc.

(Name of person filing statement)

Common Stock, $0.05 Par Value

(Title of class of securities)

67018N 10 8

(CUSIP Number of class of securities)

Mr. Jack Jaiven

Interim Chief Financial Officer, Vice President and Treasurer

nStor Technologies, Inc.

6190 Corte Del Cedro

Carlsbad, California 92011

(760) 683-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Donn A. Beloff, Esq.

Brian J. Gavsie, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard

Suite 2000

Fort Lauderdale, Florida 33301

(954) 765-0500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by nStor Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 5, 2005, as amended by Schedule 14D-9/A on August 23, 2005 (the “Amended Statement”), relating to the offer by Normandy Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Xyratex Ltd, a Bermuda corporation (“Parent”), to purchase each issued and outstanding share of common stock, par value $0.05 per share, of the Company (the “Shares”) for $0.105, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase relating to the offer, dated August 5, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission on August 5, 2005, as amended on August 23, 2005. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 27, 2005, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of Parent.

Item 4. The Solicitation or Recommendation.

(a) Item 4 in the Amended Statement is hereby amended by inserting the following paragraph at the end of the fifth paragraph under the subsection “The Solicitation or Recommendation—Background”:

“On February 16, 2005, the Company provided Parent with certain non-public revenue projections in the course of the negotiations leading up to this transaction. The Company has been advised by Parent that such information was not material to Parent’s decision to proceed with the acquisition or to Parent’s determination of the purchase price.”

(b) The twentieth paragraph in the Amended Statement under the subsection “The Solicitation or Recommendation—Background” is hereby amended by inserting the following sentence between the first and second sentences of such paragraph:

“Parent and the Company restructured the proposed transaction from an all-stock transaction to an all-cash transaction because it simplified the transaction, provided certainty to all Company stockholders in terms of the cash value of the purchase price and allowed for a prompt closing of the transaction through the tender offer process.”

(c)	The fourth numbered item in the Amended Statement under the subsection “The Solicitation or Recommendation—Reasons for the Recommendation of the Board of Directors “ is hereby amended by adding the following sentence to the end of such numbered item:

“The potential investors did not indicate a range of valuations to the Company. Rather, the Company had been generally advised by its financial advisor at the time, as well as other potential investors that the Company had discussions with prior to entering into the Merger Agreement, that the market price of the Company’s common stock on AMEX did not accurately represent the actual value of such stock, but rather that the actual value was lower than the Company’s market price on AMEX.”

(d) The fifth numbered item in the Amended Statement under the subsection “The Solicitation or Recommendation—Reasons for the Recommendation of the Board of Directors “ is hereby amended by adding the following sentence to the end of such numbered item:

“Furthermore, the Company’s revenue projections assumed that the Company would be able to continue to implement its business plan and strategic goals. However, as set forth above, the Company did not have, and had been unable to acquire, sufficient capital to implement its business plan and achieve its strategic goals.”

(e) Item 4 in the Amended Statement is hereby amended by inserting the following paragraph at the end of the subsection “The Solicitation or Recommendation—Opinion of Financial Advisor”:

“The financial review and analyses include information presented in tabular format. To fully understand Capitalink’s financial review and analyses, the tables must be read together with the text presented. The tables alone are not a complete description of the financial review and analyses and considering the tables alone could create a misleading or incomplete view of Capitalink’s financial review and analyses.”

(f) Item 4 in the Amended Statement is hereby amended by deleting the third paragraph (the paragraph with bullets) under the heading “The Solicitation or Recommendation—Comparable Company Analysis” and replacing it in its entirety with the following:

“The following table sets forth Enterprise Values, Revenue and EBITDA for the Comparable Companies and the respective multiples generated (where applicable, estimates provided by Reuters Estimates).

Comparable Company Multiples ($ in millions)

	EV	Revenue LTM/ ’05/ ’06		EBITDA LTM/ ’05	Enterprise Value (EV) as a Multiple of
Company					LTM Rev	2005 Rev	2006 Rev	LTM EBITDA	2005 EBITDA
Storage Technology	$3,141.0	$ $ $	2208.2/ 2257.9/ 2327.8	$313.9/$299.0	1.42x	1.39x	1.35x	10.0x	10.5
Xyratex Ltd	$441.3	$ $	543.7/ 669.5/ 776.1	$52.4/ $61.3	0.81	0.66	0.57	8.4	7.2
Adaptec Ltd	$215.1	$ $ $	474.9/ 435.2/ 469.3	$23.3/ na	0.45	0.49	0.46	9.2	na
Dot Hill Systems	$114.3	$ $ $	249.5/ 252.5/ 279.0	$21.2/ na	0.46	0.45	0.41	5.4	na

High					1.42x	1.39x	1.35x	10.0x	10.5x
Mean					0.79	0.75	0.70	8.3	8.9
Low					0.45	0.45	0.41	5.4	7.2

(g) Item 4 in the Amended Statement is hereby amended by deleting the second paragraph (the table) and fifth paragraph (the paragraph with bullets) under the heading “The Solicitation or Recommendation—Comparable Transaction Analysis” and inserting the following after the first paragraph:

“The following table sets forth multiples generated for the Comparable Transaction analysis.

Comparable Transaction Multiples ($ in millions)

Target	Acquiror	EV	LTM Revenue	LTM EBITDA	EV/LTM Rev		EV/LTM EBITDA
Storage Technology Corp.	Sun Microsystems, Inc.	$2981.8	$2208.2	$314.5	1.35	x	9.5	x
Computer Network Tech. Corp.	McData Corp.	$224.1	$378.7	$20.3	0.59		11.1
Snap Appliances, Inc.	Adaptec, Inc.	$84.5	$40.0	na	2.11		na
Visual Circuits Corp.	FOCUS Enhancements	$4.5	$4.4	na	1.04		na
Chaparral Network Storage	Dot Hill Systems	$72.4	$9.9	na	7.31		na
ZT Automation	Xyratex Ltd	$25.6	$24.2	$3.9	1.06		6.5
Inrange Technologies Corp.	Computer Network Tech	$175.1	$223.6	$18.2	0.78		9.6
Solunet/StorNet	Storage Area Networks	$36.4	$46.2	na	0.79		na

High					7.31	x	11.1	x
Mean					1.88		9.2
Low					0.59		6.5

Item 9. Exhibits.

(e)(10) Revised Financial Fairness Opinion of Capitalink L.C., dated July 26, 2005 (included as Schedule I hereto).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

nSTOR TECHNOLOGIES, INC.

Dated: September 1, 2005	By:	/S/ JACK JAIVEN
Jack Jaiven Interim Chief Financial Officer, Vice President and Treasurer